UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 “BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

In connection with the buy back programme of BBVA shares announced by means of the relevant event number 56415 on March 29, 2005, and pursuant to article 4.4.
of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Bilbao
Argentaria, S.A. announces that the company Corporación Industrial y de
Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of  Banco Bilbao Vizcaya Argentaria, S.A. on June 29 and 30, 2005:

Date       Buy / Sell Nº of shares Price
29/06/2005 Sell           25,000 12.59
29/06/2005 Sell          145,000 12.60
29/06/2005 Sell           80,000 12.61
29/06/2005 Sell           65,000 12.62
29/06/2005 Sell           75,000 12.63
29/06/2005 Sell          140,000 12.64
29/06/2005 Sell           50,000 12.65
29/06/2005 Sell           85,000 12.66
29/06/2005 Sell          110,000 12.67
29/06/2005 Sell           80,000 12.68
29/06/2005 Sell          200,000 12.69
29/06/2005 Sell          265,000 12.70
29/06/2005 Sell           20,000 12.71

30/06/2005 Sell           25,000 12.68
30/06/2005 Sell           45,000 12.69
30/06/2005 Sell        50,000 12.70
30/06/2005 Sell       25,000 12.71
30/06/2005 Sell       25,000 12.72
30/06/2005 Sell           25,000 12.73
30/06/2005 Sell           25,000 12.74
30/06/2005 Sell       25,000 12.75
30/06/2005 Sell       25,000 12.76
30/06/2005 Sell       25,000 12.77
30/06/2005 Sell       75,000 12.78
30/06/2005 Sell         125,000 12.79
30/06/2005 Sell      150,000 12.80
30/06/2005 Sell      175,000 12.81
30/06/2005 Sell          325,000 12.82
30/06/2005 Sell       75,000 12.83
30/06/2005 Sell      313,692 12.84
30/06/2005 Sell          201,148 12.85
30/06/2005 Sell          185,160 12.86
30/06/2005 Sell           85,000 12.87
30/06/2005 Sell          170,672 12.88
30/06/2005 Sell       107,000 12.89
30/06/2005 Sell           76,811 12.90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 1, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.